SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)*

                                 MIM Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock $.0001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  553 044-10-8
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                                 (CUSIP Number)

                          Abba David Poliakoff, Esquire
             Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC
                             233 E. Redwood Street,
                            Baltimore, Maryland 21202
                                 (410) 576-4067

                            Stephen Hamilton, Esquire
                    Skadden, Arps, Slate, Meagher & Flom, LLP
                            1440 New York Avenue N.W.
                            Washington, DC 20005-2107
                                 (202) 371-7010
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  August 28, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box |X|.

               Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------                                              -----------
CUSIP NO.  553 044-10-8                                              PAGE 2 OF 5
-----------------------                                              -----------


1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Livingston Group LLC*                            52-2248950
          ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)     |X|
                                                                     (b)     |_|
          ----------------------------------------------------------------------
3         SEC USE ONLY
          ----------------------------------------------------------------------
4         SOURCE OF FUNDS
          OO
          ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                             [_]
          ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Maryland
          ----------------------------------------------------------------------
 NUMBER OF               7  SOLE VOTING POWER
  SHARES                    575,947
BENEFICIALLY                ----------------------------------------------------
 OWNED BY                8  SHARED VOTING POWER
   EACH                     0
 REPORTING                  ----------------------------------------------------
PERSON WITH              9  SOLE DISPOSITIVE POWER
                            575,947
                            ----------------------------------------------------
                         10 SHARED DISPOSITIVE POWER

                            ----------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          575,947
          ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     |_|
          ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.7%
          ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          OO
          ----------------------------------------------------------------------
  -----------

* Livingston Group LLC is a Maryland limited liability company which acted as the "Designated Seller" in a Purchase Agreement between the issuer and American Disease Management Associates, L.L.C., and which acquired the shares referred to above in that transaction. The members of Livingston Group, LLC are: John Chay, Bruce Blake, Elizabeth Williams, Sal Rafanelli, George Brown and family (David Brown, Christopher Brown, Kathy Noonan and Regina Brown).

                                  SCHEDULE 13D
-----------------------                                              -----------
CUSIP NO.  553 044-10-8                                              PAGE 3 OF 8
-----------------------                                              -----------


1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          John Chay
          ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)     |X|
                                                                     (b)     |_|
          ----------------------------------------------------------------------
3         SEC USE ONLY

          ----------------------------------------------------------------------
4         SOURCE OF FUNDS
          OO
          ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                             [_]
          ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ----------------------------------------------------------------------
 NUMBER OF               7  SOLE VOTING POWER
  SHARES                    575,947*
BENEFICIALLY                ----------------------------------------------------
 OWNED BY                8  SHARED VOTING POWER
   EACH
 REPORTING                  ----------------------------------------------------
PERSON WITH              9  SOLE DISPOSITIVE POWER
                            575,947*
                            ----------------------------------------------------
                         10 SHARED DISPOSITIVE POWER

                            ----------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          575,947
          ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     |_|
          ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.7%
          ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
          ----------------------------------------------------------------------

* Represents shares owned by Livingston Group, LLC, of which Mr. Chay is the managing member and the controlling member of the entity by virtue of his ownership of 50% of the membership interests of the entity.

                                  SCHEDULE 13D

     This Amendment No. 4 amends the Statement on Schedule 13D filed on May 16, 2001, and amended on June 8, 2001 and August 17, 2001 (as amended, the "Schedule 13D") by and on behalf of Livingston Group, LLC and John Chay (collectively the "Reporting Person") in respect of the shares of common stock of MIM Corporation (the "Issuer").

     This Amendment No. 4 is being filed because the Reporting Person is no longer subject to the filing requirements of Section 13(d) of the Securities Exchange ct of 1934, as a result of the deposition of the Reporting Person's Shares of Common Stock as set forth in Item 5 below.

     Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D filed on May 16, 2001 (the "Initial Filing"). As used herein, the "Issuer" shall mean MIM Corporation.

Item 5.       Interest in Securities of the Issuer.

     Item 5 of the Initial Filing is hereby amended by deleting Item 5 in its entirety and inserting the following in lieu thereof:

     (a) As of the date hereof, the Reporting Person and John Chay own 575,947 Shares, or 2.7% of the issued and outstanding Common Stock. The percentages of outstanding shares of Common Stock used in this Schedule 13D are calculated based upon the 21,323,941 shares of Common Stock stated by the Issuer to be issued and outstanding at August 2, 2001, as reflected in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

     (b) The Reporting Person and John Chay have the shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 575,947 Shares of the Common Stock.

     (c) During the sixty day period ended as of the date hereof, transactions in the Common Stock effected by the Reporting Person are set forth below:

         Date                No. of Shares Sold             Price per Share
         ----                ------------------             ---------------

         8/20/01                 10,000                     $10.00
         8/21/01                 25,000                     $ 9.85
         8/27/01                 50,000                     $10.06
         8/28/01                832,000                     $11.1566

     The Shares  were sold in  "brokers'  transactions"  within  the  meaning of
Section 4(4) of the Securities Act of 1933, as amended (the "Act") pursuant to Rule 144 under the Act.

     (d) N/A

     (e) As of the date of this report, the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities.

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.





Dated:  August 30, 2001                        THE LIVINGSTON GROUP LLC



                                                By: /s/ John Chay
                                                   -----------------------------
                                                   John Chay, Managing Member

                                                /s/ John Chay
                                                --------------------------------
                                                John Chay, individually

                                   Page 5 of 5